LJ INTERNATIONAL INC.
UNIT # 12, 12/F, BLOCK A
FOCAL INDUSTRIAL CENTRE
HUNG HOM, KOWLOON, HONG KONG
September 29, 2008
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549-3561

Attn:	Catherine T. Brown Mail Stop 3561

Re:	LJ International Inc. (the “Company”) Registration Statement on Form F-3 Filed July 22, 2008 File No. 333-152452 Request for Acceleration
Dear Ms. Brown:
On behalf of the above-captioned Registrant and as its Chief Financial Officer, this letter will serve to respectfully request acceleration of the effective date of the Registration Statement on Form F-3, File No. 333-152452, to Thursday, October 2, 2008 at 10:00 a.m., Eastern Time, or as soon as practicable thereafter.
Furthermore, this letter hereby acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and
•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
September 29, 2008

Should you have any questions or comments or need any additional information, please contact me at my office or contact our U.S. securities counsel, Andrew N. Bernstein, Esq., at 303/770-7131.
Thank you for your assistance and cooperation in this filing.
Very truly yours,
/s/ RINGO HON TAK NG
Ringo Hon Tak NG,
Chief Financial Officer

cc:	Andrew N. Bernstein, Esq.